August 15, 2019

Rick Sterling
Chief Financial Officer
Intrexon Corporation
20374 Seneca Meadows Parkway
Germantown, MD 20876

       Re: Intrexon Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed August 9, 2019
           File No. 001-36042

Dear Mr. Sterling:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

1. We note that as a result of the re-alignment of your business in April 2019, you now report multiple segments and include a discussion of your segment results that is limited to changes in your Segment Adjusted EBITDA. Please expand your disclosure to include a comparative discussion of the revenues generated by each of your reportable segments, the results of the operations that have been aggregated in the All Other segment and the unallocated corporate costs that are excluded from your segment results or tell us why you believe these disclosures are not required to provide a comprehensive analysis of your results of operations. Refer to Item 303(b) of Regulation S-K and SEC Release No. 33-
      6835.
 Rick Sterling
Intrexon Corporation
August 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.



                                                          Sincerely,
FirstName LastNameRick Sterling
                                                          Division of
Corporation Finance
Comapany NameIntrexon Corporation
                                                          Office of Beverages,
Apparel and
August 15, 2019 Page 2                                    Mining
FirstName LastName